                                                Filed Pursuant to Rule 424(b)(2)
                                                File No. 333-15953


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 29, 1996

                                 $200,000,000

LOGO                              NIKE, INC.

                       6 3/8% NOTES DUE DECEMBER 1, 2003

                               ----------------

  Interest on the Notes is payable on June 1 and December 1 of each year, commencing June 1, 1997. The Notes are redeemable, in whole or in part, at the option of the Company at any time at the redemption prices described herein. See "Description of the Notes--Optional Redemption".

  The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Notes".
                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................      99.575%         0.625%       98.950%
Total..............................   $199,150,000     $1,250,000  $197,900,000

--------
(1) Plus accrued interest from December 1, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $240,000 payable by the Company.

                               ----------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about December 13, 1996, against payment therefor in immediately available funds.

  The activities of the Underwriters in connection with the offering made hereby are led jointly by Goldman, Sachs & Co. and Salomon Brothers Inc.

GOLDMAN, SACHS & CO.                                       SALOMON BROTHERS INC

LEHMAN BROTHERS INC.                                        MERRILL LYNCH & CO.

                               ----------------
         The date of this Prospectus Supplement is December 10, 1996.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  The principal business activity of NIKE, Inc. ("NIKE" or the "Company") involves the design, development and worldwide marketing of high quality footwear, apparel and accessory products. NIKE sells its products to approximately 18,000 retail accounts in the United States and through a mix of independent distributors, licensees and subsidiaries in approximately 110 countries around the world. Virtually all of NIKE's products are manufactured by independent contractors. Most footwear products are produced outside the United States, while apparel products are produced both in the United States and abroad. As of August 31, 1996 the Company's worldwide futures orders for athletic footwear and apparel scheduled for delivery between September 1996 and January 1997 totaled $3.5 billion, 66 percent higher than such orders for the same period last year.

PRODUCTS

  NIKE is the largest supplier of athletic footwear in the world. NIKE's athletic footwear products are designed primarily for specific athletic use, although a large percentage of the products are worn for casual or leisure purposes. The Company places considerable emphasis on high quality construction and innovative design. Basketball, cross-training, running and children's shoes are currently the top-selling product categories and are expected to continue to lead in product sales in the near future. However, the Company also markets shoes designed for outdoor activities, tennis, golf, soccer, baseball, football, bicycling, volleyball, wrestling, cheerleading, aquatic activities and other athletic and recreational uses.

  The Company sells active sports apparel covering each of the above categories, as well as athletic bags and accessory items. NIKE apparel and accessories are designed to complement the Company's athletic footwear products, feature the same trademarks and are sold through the same marketing and distribution channels. The Company often markets footwear, apparel and accessories in "collections" of similar design or for specific purposes.

  The Company sells a line of dress and casual footwear and accessories for men, women and children under the brand name Cole Haan(R). The Company markets a line of headwear with licensed team logos under the brand name "Sports Specialties". The Company also sells small amounts of various plastic products to other manufacturers through its wholly-owned subsidiary, Tetra Plastics, Inc.

  In February 1995 the Company acquired Bauer Inc., formerly Canstar Sports Inc., the world's largest hockey equipment manufacturer. Bauer manufactures and distributes ice skates, skate blades, in-line roller skates, protective gear, hockey sticks and hockey jerseys and accessories under the Bauer(R) brand name. Bauer also offers a full selection of products for street, roller and field hockey.

  The Company experienced revenue growth in all breakout categories in fiscal 1996 and in all breakout categories except for "other brands" in the first quarter of fiscal 1997 as shown in the following table, which sets forth information regarding the Company's United States and international revenues for fiscal 1994, 1995 and 1996 and the first quarter of fiscal 1997, as well as the percentage change from the prior period:

                                                                              THREE MONTHS ENDED
                                      FISCAL YEAR ENDED MAY 31,                   AUGUST 31,
                          --------------------------------------------------- -------------------
                             1994    % CHG     1995    % CHG    1996    % CHG    1996    % CHG(1)
                          ---------- -----  ---------- ----- ---------- ----- ---------- --------
United States footwear..  $1,868,900   (5)% $2,309,400   24% $2,772,500   20% $1,002,103    27%
United States apparel...     338,500   (6)     423,900   25     842,500   99     352,385    93
                          ----------        ----------       ----------       ----------
 Total United States....   2,207,400   (5)   2,733,300   24   3,615,000   32   1,354,488    39
                          ----------        ----------       ----------       ----------
International footwear..     996,200   (5)   1,244,300   25   1,682,300   35     548,538    28
International apparel...     358,800    2      472,700   32     651,400   38     232,339    54
                          ----------        ----------       ----------       ----------
 Total International....   1,357,000   (3)   1,717,000   27   2,333,700   36     780,877    35
Other brands............     225,300   13      310,600   38     521,900   68     146,561    (1)
                          ----------        ----------       ----------       ----------
 Total NIKE.............  $3,789,700   (4)% $4,760,900   26% $6,470,600   36%  2,281,926    34%
                          ==========        ==========       ==========       ==========

--------
(1) Prior to fiscal year 1997, certain of the Company's international operations reported their results of operations on a one month lag which allowed more time to compile results. The Company has taken steps to improve its international reporting procedures that has allowed for more timely reporting of these operations. Beginning in the first quarter of fiscal year 1997, the one month lag was eliminated. The change affected the quarterly reporting periods for these operations. Therefore, for purposes of calculating the percentage change in the three months ended August 31, 1996 compared to the three months ended August 31, 1995, results for the three months ended August 31, 1995 have been adjusted to reflect the elimination of the one month lag.

UNITED STATES MARKET

  During fiscal 1996, sales to the Company's approximately 18,000 retail accounts in the United States accounted for approximately 61 percent of total revenues. The domestic retail account base includes a mix of department stores, footwear stores, sporting goods stores, skating, tennis and golf shops, and other retail accounts.

  NIKE makes substantial use of its innovative "futures" ordering program, which allows retailers to order five to six months in advance of delivery with the guarantee that 90 percent of their orders will be delivered within a set time period at a fixed price. In fiscal year 1996, 88 percent of the Company's domestic footwear shipments (excluding Cole Haan(R) and Bauer(R)) were made under the futures program compared to 88 percent in fiscal 1995 and 81 percent in fiscal 1994. The Company is implementing a similar futures program for apparel.

  The Company utilizes 18 NIKE sales offices for the solicitation of sales in the United States. The Company also utilizes 10 independent sales representatives for the sale of specialty products, such as golf, cycling, water sports and outdoor wear. In addition, the Company operates 78 wholly-owned retail outlets, 33 of which carry primarily B-grade and close-out merchandise, 31 of which are Cole Haan(R) stores, five of which are high-profile NIKETOWN stores designed to showcase the Company's products, and five of which are employee-only stores.

INTERNATIONAL MARKETS

  The Company currently markets its products in approximately 110 countries outside of the United States through independent distributors, licensees, subsidiaries and branch offices. NIKE operates 28 distribution centers in Europe, Asia, Canada, Latin America and Australia, and also distributes through independent distributors and licensees. The Company estimates that its products are sold through approximately 34,000 retail accounts outside the United States. International sales accounted for 39 percent of total revenues in fiscal 1996, compared to 37 percent in fiscal 1995 and 36 percent in fiscal 1994. The Company has a futures ordering program for European retailers similar to the United States futures program described above. The Company operates 12 wholly-owned retail outlets outside the United States, two of which are employee-only stores.

PRODUCT RESEARCH AND DEVELOPMENT

  The Company believes that its research and development efforts are a key factor in its past and future success. Technical innovation in the design of footwear, apparel and athletic equipment receive continued emphasis as NIKE strives to produce products that reduce or eliminate injury, aid athletic performance and maximize comfort.

  In addition to its own staff of specialists in the areas of biomechanics, exercise physiology, engineering, industrial design and related fields, NIKE also utilizes research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts who consult with the Company and review designs, materials and concepts for product improvement. Employee athletes wear-test and evaluate products during the design and development process.

  In fiscal 1996, NIKE spent approximately $46.8 million on product research, development and evaluation, compared to $28.8 million in 1995 and $24.6 million in 1994.

MANUFACTURING

  In fiscal 1996, approximately 56 percent of the Company's total apparel production for sale to the United States market was manufactured in the United States by independent contract manufacturers, most of which are located in the southern states. The remainder was manufactured by independent contractors in Asia and South America, most of which are located in Bangladesh, Hong Kong, Indonesia, Malaysia, The Philippines, Singapore, Sri Lanka, Taiwan and Thailand. Substantially all of NIKE's apparel production for sale to the international market was manufactured outside the United States. Virtually all of the Company's footwear (exclusive of Cole Haan(R)) is produced outside of the United States.

  The principal materials used in the Company's footwear products are natural and synthetic rubber, vinyl and plastic compounds, foam cushioning materials, nylon, leather, canvas, and a polyurethane film used to make AIR-SOLE(R) cushioning components. NIKE and its contractors and suppliers buy raw materials in bulk. Most raw materials are available in the countries where manufacturing takes place. NIKE has thus far experienced little difficulty in satisfying its raw material requirements.

                                USE OF PROCEEDS

  NIKE intends to use the net proceeds from the sale of the Notes (estimated to be $197.7 million) for general corporate purposes including, without limitation, refinancing, in part, short-term debt. Short-term debt outstanding as of August 31, 1996 was $775.2 million bearing interest at a weighted average interest rate of approximately 6.0%.

                        RECENT SELECTED FINANCIAL DATA

  The recent selected financial data shown below for, and as of the end of, the three-month periods ended August 31, 1995 and August 31, 1996 are derived from unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The recent selected financial data should be read in conjunction with the more detailed information appearing in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (as amended by its form 10-K/A, dated August 29, 1996), as restated by the Company's Current Report on Form 8-K dated September 16, 1996, and the other documents available as described under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                         THREE MONTHS ENDED
                                                             AUGUST 31,
                                                        ----------------------
                                                         1995(1)       1996
                                                        ----------  ----------
                                                             (DOLLARS IN
                                                             THOUSANDS)
   STATEMENT OF INCOME DATA:
     Revenues.........................................  $1,700,020  $2,281,926
     Gross margin.....................................     686,641     919,807
     Gross margin as a percentage of Revenues.........        40.4%       40.3%
     Selling, general and administrative expenses.....     369,043     529,537
     Selling, general and administrative expenses as a
      percentage of Revenues..........................        21.7%       23.2%
     Net income.......................................     182,098     226,063
   BALANCE SHEET DATA (PERIOD END):
     Cash and equivalents.............................     178,556     398,098
     Inventories......................................     676,417     909,414
     Working capital..................................   1,057,857   1,516,698
     Total assets.....................................   3,323,416   4,425,828
     Short-term debt(2)...............................     509,293     775,225
     Long-term debt...................................      14,082     107,247
     Common shareholders' equity......................   2,102,891   2,656,948
   OTHER DATA:
     Cash flow from operations........................     123,139      21,413
     Ratio of earnings to fixed charges(3)............       19.96       21.58
   GEOGRAPHIC REVENUES:
     United States....................................   1,121,937   1,501,049
     Europe...........................................     353,707     456,250
     Asia/Pacific.....................................     145,728     218,110
     Canada, Latin America and other..................      78,648     106,517
                                                        ----------  ----------
     Total Revenues...................................  $1,700,020  $2,281,926
                                                        ==========  ==========

--------
(1) Prior to fiscal year 1997, certain of the Company's international operations reported their results of operations on a one month lag which allowed more time to compile results. The Company has taken steps to improve its international reporting procedures that has allowed for more timely reporting of these operations. Beginning in the first quarter of fiscal year 1997, the one month lag was eliminated. The change affected the quarterly reporting periods for these operations. Therefore, results for the three months ended August 31, 1995 have been adjusted to reflect the elimination of the one month lag.
(2) Short-term debt consists of current portion of long-term debt, notes payable and interest-bearing accounts payable.
(3) In accordance with the rules and regulations of the Commission, for purposes of computing the ratios of earnings to fixed charges, earnings represent income from operations before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and a share of rental expense which is deemed to be representative of the interest factor.

                           DESCRIPTION OF THE NOTES

  The following information concerning the 6 3/8% Notes Due December 1, 2003 (the "Notes") offered hereby supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

  The Notes will be issued as a series of Debt Securities under the Indenture dated as of December 13, 1996 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee, which is more fully described in the accompanying Prospectus.

  The Notes will be issued as unsecured obligations of the Company in an aggregate principal amount of $200,000,000 and will mature on December 1, 2003.

  The Notes will bear interest from December 1, 1996, payable semi-annually in arrears on each June 1 and December 1, commencing June 1, 1997, at the rate set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Notes are registered on the preceding May 15 and November 15, respectively.

  The principal of and interest and premium (if any) on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the office of the Trustee located at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126, attention: Corporate Trust Services Division, or at the offices of the affiliate of the Trustee in New York City, First Chicago Trust Company of New York, 14 Wall Street, 8th Floor, New York, New York 10005. So long as the Notes are represented by a Global Debt Security, the interest payable on the Notes will be paid to Cede & Co., the nominee of the Depository, or its registered assigns as the registered owner of the Global Debt Security, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Notes are no longer represented by a Global Debt Security, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  No sinking fund is provided for the Notes.

OPTIONAL REDEMPTION

  The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

  "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by NIKE.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be represented by a Global Debt Security that will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the nominee of the Depository.

  The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants.

  Unless and until it is exchanged in whole or in part for Certificated Debt Securities, in definitive form, the Global Debt Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor depository or a nominee of such successor depository.

  A further description of the Depository's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Payment of Interest and Exchange--Global Debt Securities and Book-Entry System".

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Pricing Agreement and the accompanying Underwriting Agreement Terms and Conditions (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
                             UNDERWRITER                             OF NOTES
                             -----------                           ------------
   Goldman, Sachs & Co. .......................................... $ 60,000,000
   Salomon Brothers Inc ..........................................   60,000,000
   Lehman Brothers Inc. ..........................................   40,000,000
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..........................................   40,000,000
                                                                   ------------
       Total...................................................... $200,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking activities with the Company and its subsidiaries.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

  The validity of the Notes offered hereby will be passed upon for NIKE by Latham & Watkins, San Francisco, California, and by Paul J. Kelly, Jr., Esq., General Counsel of NIKE, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                 $500,000,000

                                     LOGO

                                  NIKE, INC.

                                DEBT SECURITIES

                               ----------------

  NIKE, Inc. ("NIKE" or the "Company") may offer from time to time its debt securities in one or more series (the "Debt Securities") at an aggregate initial offering price not to exceed $500,000,000 or its equivalent in another currency or composite currency. Unless otherwise specified in one or more supplements (a "Prospectus Supplement") to this Prospectus, the Debt Securities will be direct, unsecured obligations of NIKE and will rank equally with all other unsecured, unsubordinated indebtedness of NIKE.

  The Debt Securities will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be offered to the public as separate series and may be offered in amounts, at prices and on terms to be determined at the time of sale and to be set forth in one or more Prospectus Supplements. The specific terms of the Debt Securities in respect of which this Prospectus is being delivered, including, where applicable, aggregate principal amount, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable), if any, the time of payment of interest, if any, authorized denominations (which may be in United States dollars, in any other currency or in a composite currency), initial public offering price, purchase price, any terms for a sinking fund or for redemption at the option of NIKE or the holder, any listing on a securities exchange and other terms with respect to such Debt Securities, will be set forth in a Prospectus Supplement and/or a related Pricing Supplement which will be delivered with this Prospectus. Debt Securities may be issued as Discount Securities to be sold at a discount below their principal amount and, if issued, certain terms thereof will be set forth in the Prospectus Supplement related thereto. See "Description of Debt Securities".

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMIS-
      SION PASSED  UPON THE ACCURACY  OR ADEQUACY OF THIS  PROSPECTUS OR
        ANY SUPPLEMENT HERETO. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities may be offered directly to purchasers or to or through underwriters, dealers or agents. If an agent of NIKE or a broker-dealer or underwriter is involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agent, broker-dealer or underwriter and the agent's commission or broker-dealer's or underwriter's discount will be set forth in the Prospectus Supplement. The proceeds to NIKE will be the purchase price in the case of sale through an agent or a broker-dealer and the public offering price in the case of sale through an underwriter. Net proceeds to NIKE will be the purchase price less commission in the case of an agent and the public offering price less discount in the case of an underwriter, less, in each case, other issuance expenses. See "Plan of Distribution".

               The date of this Prospectus is November 29, 1996.

                             AVAILABLE INFORMATION

  NIKE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California. The Commission also maintains a site on the World Wide Web at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  NIKE has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. In addition, certain documents filed by NIKE with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference". The Registration Statement, including exhibits and schedules thereto and such incorporated documents, may be inspected and copied at the public reference facilities maintained by the Commission at its principal office in Washington, D.C. or at its regional offices. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by NIKE with the Commission pursuant to the Exchange Act and are hereby incorporated by reference in this
Prospectus:

  a. NIKE's Annual Report on Form 10-K for the fiscal year ended May 31, 1996, as amended by its Form 10-K/A dated August 29, 1996;

  b. NIKE's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996;

  c. NIKE's Current Report on Form 8-K dated July 9, 1996; and

  d. NIKE's Current Report on Form 8-K dated September 16, 1996.

  Each document filed by NIKE pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus (or the applicable Prospectus Supplement) is delivered upon written or oral request. Requests for such documents should be directed to NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453, Attention: Investor Relations (telephone: (503) 671-6453).

                                  THE COMPANY

  NIKE, Inc.'s principal business activity involves the design, development and worldwide marketing of high quality footwear, apparel and accessory products. NIKE sells its products to approximately 18,000 retail accounts in the United States and through a mix of independent distributors, licensees and subsidiaries in approximately 110 countries around the world. Virtually all of NIKE's products are manufactured by independent contractors. Most footwear products are produced outside the United States, while apparel products are produced both in the United States and abroad.

  NIKE, Inc., was incorporated in 1968 under the laws of the state of Oregon. As used herein and in any Prospectus Supplement, the terms "NIKE" and the "Company" refer to NIKE, Inc. and its predecessors, subsidiaries and affiliates, unless the context indicates otherwise. NIKE's principal executive offices are located at One Bowerman Drive, Beaverton, Oregon 97005-6453 and its telephone number is (503) 671-6453.

                                USE OF PROCEEDS

  Except as may be set forth in the Prospectus Supplement, NIKE intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including, without limitation, working capital, capital expenditures, investments in subsidiaries and refinancing of debt.

                            SELECTED FINANCIAL DATA

  The selected consolidated financial data shown below for, and as of the end of, each of the years in the five-year period ended May 31, 1996 have been derived from NIKE's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants, and which have been incorporated in this Prospectus by reference. The selected consolidated financial data should be read in conjunction with NIKE's Consolidated Financial Statements, incorporated herein by reference.

                                       FISCAL YEAR ENDED MAY 31,
                         ----------------------------------------------------------
                            1992        1993        1994        1995        1996
                         ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME
 DATA:
 Revenues............... $3,405,211  $3,930,984  $3,789,668  $4,760,834  $6,470,625
 Gross margin...........  1,316,122   1,543,991   1,488,245   1,895,554   2,563,879
 Gross margin as a
  percentage of
  Revenues..............       38.7%       39.3%       39.3%       39.8%       39.6%
 Selling, general and
  administrative
  expenses..............    761,498     922,261     974,099   1,209,760   1,588,612
 Selling, general and
  administrative
  expenses as a
  percentage of
  Revenues..............       22.4%       23.5%       25.7%       25.4%       24.6%
 Net income.............    329,218     365,016     298,794     399,664     553,190
BALANCE SHEET DATA
 (PERIOD END):
 Cash and equivalents...    260,050     291,284     518,816     216,071     262,117
 Inventories............    471,202     592,986     470,023     629,742     931,151
 Working capital........    964,291   1,165,204   1,208,444     938,393   1,259,881
 Total assets...........  1,871,667   2,186,269   2,373,815   3,142,745   3,951,628
 Short-term debt(1).....    162,648     218,692     249,509     558,523     689,778
 Long-term debt.........     69,476      15,033      12,364      10,565       9,584
 Common shareholders'
  equity................  1,328,488   1,642,819   1,740,949   1,964,689   2,431,400
OTHER DATA:
 Cash flow from
  operations............    435,838     265,292     576,463     254,913     330,021
 Ratio of earnings to
  fixed charges(2)......      14.27       16.80       18.44       17.67       16.53
GEOGRAPHIC REVENUES:
 United States.......... $2,270,880  $2,528,848  $2,432,684  $2,997,864  $3,964,662
 Europe.................    919,763   1,085,683     927,269     980,444   1,334,340
 Asia/Pacific...........     75,732     178,196     283,421     515,652     735,094
 Canada, Latin America
  and other.............    138,836     138,257     146,294     266,874     436,529
                         ----------  ----------  ----------  ----------  ----------
 Total Revenues......... $3,405,211  $3,930,984  $3,789,668  $4,760,834  $6,470,625
                         ==========  ==========  ==========  ==========  ==========

--------
(1) Short-term debt consists of current portion of long-term debt, notes payable and interest-bearing accounts payable.
(2) In accordance with the rules and regulations of the Commission, for purposes of computing the ratios of earnings to fixed charges, earnings represent income from operations before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and a share of rental expense which is deemed to be representative of the interest factor.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby are to be issued under an indenture (the "Indenture") to be executed by NIKE and a trustee, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. Section references used in this Prospectus refer to sections of the Indenture.

  NIKE may offer under this Prospectus up to $500,000,000 aggregate principal amount of Debt Securities, or if Debt Securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $500,000,000. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will represent direct, unsecured obligations of NIKE and will rank equally with all other unsecured and unsubordinated indebtedness of NIKE.

  The following statements relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries may make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. In addition, certain defined terms are set forth below under "--Certain Definitions".

GENERAL

  The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of NIKE and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. (Indenture (S) 2.2) The particular terms of each series of Debt Securities will be described in a Prospectus Supplement relating to such series (including any Pricing Supplement thereto).

  The Debt Securities that may be offered under the Indenture are not limited in aggregate principal amount. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. The Prospectus Supplement (including any Pricing Supplement thereto) will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (3) any limit on the aggregate principal amount of such Debt Securities; (4) the date or dates on which principal on such Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which such Debt Securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date; (6) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed; (8) the obligation, if any, of NIKE to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof; (9) the dates, if any, on which and the price or prices at which the Debt Securities will be repurchased by NIKE at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations; (10) the denominations in which such Debt Securities may be issuable, if other than denominations of $1,000 and any integral multiple thereof; (11) whether the Debt Securities are to be issuable in the form of Certificated Debt Securities (as defined below) or Global Debt Securities (as defined below); (12) the portion of principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity date thereof, if other than the principal amount thereof; (13) the currency of denomination of such Debt Securities; (14) the designation of the currency, currencies or currency units in which payment of principal of, premium, if any, and interest, if any, on such Debt Securities will be made; (15) if payments of principal of, premium, if any, or interest, if any, on the Debt Securities are to be made in one or more currencies or currency units other than that or those in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined;
(16) the manner in which the amounts of payment of principal of, premium, if any, or interest, if any, on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (17) the provisions, if any, relating to any security provided for such Debt Securities; (18) any addition to or change in the Events of Default described herein or in the Indenture with respect to such Debt Securities and any change in the acceleration provisions described herein or in the Indenture with respect to such Debt Securities;
(19) any addition to or change in the covenants described herein or in the Indenture with respect to such Debt Securities; (20) any other terms of such Debt Securities, none of which will be inconsistent with the Indenture but which may modify or delete any provision of the Indenture insofar as it applies to such series; and (21) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed. (Indenture (S) 2.2)

  Debt Securities may be issued that provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture ("Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Discount Securities will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies, or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

PAYMENT OF INTEREST AND EXCHANGE

  Each Debt Security will be represented by either one or more global securities (a "Global Debt Security") registered in the name of The Depository Trust Company, as Depository (the "Depository") or a nominee of the Depository (each such Debt Security represented by a Global Debt Security being herein referred to as a "Book-Entry Debt Security"), or a certificate issued in definitive registered form (a "Certificated Debt Security"), as set forth in the applicable Prospectus Supplement. Except as set forth under "Global Debt Securities and Book-Entry System" below, Book-Entry Debt Securities will not be issuable in certificate form.

  CERTIFICATED DEBT SECURITIES. Certificated Debt Securities may be transferred or exchanged at the Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but NIKE may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The transfer of Certificated Debt Securities and the right to the principal of, premium, if any, and interest, if any, on such Certificated Debt Securities may be effected only by surrender of the old certificate representing such Certificated Debt Securities and either reissuance by NIKE or the Trustee of the old certificate to the new Holder or the issuance by NIKE or the Trustee of a new certificate to the new Holder.

  GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depository, and registered in the name of the Depository or a nominee of the Depository. Except as set forth below, Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

  The procedures that the Depository has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

  Ownership of beneficial interests in Book-Entry Debt Securities will be limited to persons that have accounts with the Depository for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depository will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

  So long as the Depository for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning Book-Entry Debt Securities must rely on the procedures of the Depository for the related Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

  The Company understands, however, that under existing industry practice, the Depository will authorize the persons on whose behalf it holds a Global Debt Security to exercise certain rights of holders of Debt Securities, and the Indenture provides that the Company, the Trustee and their respective agents will treat as the holder of a Debt Security the persons specified in a written statement of the Depository with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by holders of the Debt Securities pursuant to the Indenture. (Indenture (S) 2.14.6)

  Payments of principal, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depository or its nominee, as the case may be, as the registered holder of the related Global Debt Security. (Indenture (S) 2.14.5) None of NIKE, the Trustee or any other agent of NIKE or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  NIKE expects that the Depository, upon receipt of any payment of principal, premium, if any, or interest on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of Book-Entry Debt Securities held by each such participant as shown on the records of such Depository. NIKE also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  If the Depository is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act, and a successor Depository registered as a clearing agency under the Exchange Act is not appointed by NIKE within 90 days, NIKE will issue Certificated Debt Securities in exchange for each Global Debt Security. In addition, NIKE may at any time and in its sole discretion determine not to have any of the Book-Entry Debt Securities represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities issued in exchange for a Global Debt Security or Securities. Global Debt Securities will also be exchangeable for Certificated Debt Securities if an Event of Default with respect to the Book-Entry Debt Securities represented by such Global Debt Securities has occurred and is continuing. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

  The foregoing information in this section concerning the Depository and the Depository's Book-Entry System has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

  Unless otherwise set forth in the Prospectus Supplement, the Debt Securities will not contain any provisions which may afford holders of the Debt Securities protection in the event of a change in control of NIKE or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of NIKE).

COVENANTS

  Unless otherwise set forth in the Prospectus Supplement and in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto, and except as set forth below, the Debt Securities will not contain any restrictive covenants, including covenants restricting NIKE or any of its subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien upon any property or shares of capital stock of NIKE or any subsidiary, or restricting NIKE or any subsidiary from entering into any sale and leaseback transactions.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  NIKE may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, NIKE, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes NIKE's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the Indenture and (iii) certain other conditions are met. (Indenture (S) 5.1)

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by NIKE with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due and payable; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of NIKE in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to NIKE by the Trustee or to NIKE and the Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) an event of default under any Debt of NIKE (including a default with respect to Debt Securities of any series other than that series) or any Subsidiary, whether such Debt now exists or shall hereafter be created, if (A) such default results from the failure to pay any such Debt when it becomes due, (B) the principal amount of such Debt, together with the principal amount of any other such Debt in default for failure to pay principal at stated final maturity or the maturity of which has been so accelerated, aggregates $100 million or more at any one time outstanding and (C) such Debt is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and
(g) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to the certain events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture (S) 6.1). The occurrence of an Event of Default may constitute an event of default under NIKE's bank credit agreements in existence from time to time and under certain guaranties by NIKE of any subsidiary indebtedness. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness of NIKE outstanding from time to time.

  If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to NIKE (and to the Trustee if given by the holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) and premium, if any, of all Debt Securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium, if any, of all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, subject to NIKE having paid or deposited with the Trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. (Indenture (S) 6.2) For information as to waiver of defaults see the discussion set forth below under "--Modification and Waiver". Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture (S) 7.1(e)) Subject to certain rights of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture (S) 6.12)

  No holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture (S) 6.7) Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture (S) 6.8)

  The Indenture requires NIKE, within 90 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture (S) 4.3) The Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any series of any Default or Event or Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the holders of such Debt Securities. (Indenture (S) 7.5)

MODIFICATION AND WAIVER

  Modifications to, and amendments of, the Indenture may be made by NIKE and the Trustee with the consent of the holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby: (a) change the amount of Debt Securities whose holders must consent to an amendment or waiver; (b) reduce the rate of or extend the time for payment of interest (including default interest) on any Debt Security; (c) reduce the principal or premium, if any, or change the fixed maturity of any Debt Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of Debt Securities; (d) reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof; (e) waive a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such series and a waiver of the payment default that resulted from such acceleration); (f) make the principal of or premium, if any, or interest, if any, on any Debt Security payable in currency other than that stated in the Debt Security; (g) make any change to certain provisions of the Indenture relating to, among other things, the right of holders of Debt Securities to receive payment of the principal, premium, if any, and interest on such Debt Securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or (h) waive a redemption payment with respect to any Debt Security or change any of the provisions with respect to the redemption of any Debt Securities. (Indenture (S) 9.3)

  The holders of at least a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by NIKE with provisions of the Indenture other than certain specified provisions. (Indenture (S) 9.2) The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest on any Debt Security of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. (Indenture (S) 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  LEGAL DEFEASANCE. The Indenture provides that NIKE may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, NIKE has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Indenture (S) 8.3)

  DEFEASANCE OF CERTAIN COVENANTS. The Indenture provides that unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) NIKE may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3 through 4.6 and Section
5.1 of the Indenture, as well as any additional covenants contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto; and (ii) Events of Default under Section 6.1(e) shall be inapplicable to such series. The conditions include: the deposit with the Trustee of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture (S) 8.4)

  DEFEASANCE AND EVENTS OF DEFAULT. In the event NIKE exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, NIKE shall remain liable for such payments.

  "FOREIGN GOVERNMENT OBLIGATIONS" means, with respect to Debt Securities of any series that are denominated in a currency other than U.S. Dollars, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Indenture (S) 10.10)

                             PLAN OF DISTRIBUTION

  NIKE may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from NIKE or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions received by them from NIKE and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any compensation received from NIKE will be described, in the Prospectus Supplement.

  NIKE may enter into agreements under which underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by NIKE against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Debt Securities will be passed upon for NIKE by Latham & Watkins, San Francisco, California and by Paul J. Kelly, Jr., Esq., General Counsel of NIKE.

                                    EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated September 16, 1996 have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained or incorporated by reference in this Prospectus or any Prospectus Supplement, including, without limitation, statements containing the words "believes", "anticipates", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of NIKE, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the overall athletic market or the footwear or apparel segments thereof; the ability of NIKE to sustain, manage or forecast its growth; the size, timing and mix of purchases of NIKE's products; new product development and introduction; changes in consumer preferences; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; dependence on distributors; liability and other claims asserted against NIKE; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results, including, without limitation, the fact that futures orders may not be indicative of future revenues; changes in business strategy or development plans; business disruptions; general risks associated with doing business outside of the United States, including, without limitation, import duties, tariffs, quotas and political instability; the ability to attract and retain qualified personnel; the ability to protect trademarks, patents and other intellectual property; the use of proceeds from the offering; and other factors referenced or incorporated by reference in this Prospectus or any Prospectus Supplement. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. NIKE disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

===============================================================================
   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR
THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF
AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION
IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................ S-3
Use of Proceeds............................................................ S-5
Recent Selected Financial Data............................................. S-6
Description of the Notes................................................... S-7
Underwriting............................................................... S-9
Validity of the Notes...................................................... S-9
                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by
 Reference.................................................................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Selected Financial Data....................................................   4
Description of Debt Securities.............................................   5
Plan of Distribution.......................................................  12
Legal Matters..............................................................  12
Experts....................................................................  13
Special Note Regarding Forward-Looking Statements..........................  13

===============================================================================

===============================================================================

                                 $200,000,000

                                  NIKE, INC.

                       6 3/8% NOTES DUE DECEMBER 1, 2003

                                  -----------

                                     LOGO

                                  -----------

                             GOLDMAN, SACHS & CO.

                             SALOMON BROTHERS INC

                             LEHMAN BROTHERS INC.

                              MERRILL LYNCH & CO.

===============================================================================